Exhibit 99.1

STEALTH BIOTHERAPEUTICS CORP

PROXY STATEMENT

General

The board of directors of Stealth BioTherapeutics Corp (the “Company,” “we,” “us” or “our”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on July 14, 2021 at 9:00 a.m., Cayman Islands time. In light of COVID-19 concerns, the AGM will be a telephonic meeting. There will not be a physical meeting location, and shareholders will not be able to attend the annual meeting in person. All references in this proxy statement to “in person” shall mean “in person (via teleconference).”

To join the AGM by teleconference, please use the following connection information:

•	Dial the dial in code: 1-646-558-8656 and enter the Participant Code 656 421 2061 followed by the # key.
•	Additional local connection numbers for certain jurisdictions are set forth on Exhibit A annexed hereto.

On or about June 11, 2021, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investors & News section of the Company’s website at www.stealthbt.com and on the SEC’s website at www.sec.gov on a Report on Form 6-K.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares, $0.0003 par value per share (the “Ordinary Shares”), of the Company as at the close of business on June 11, 2021, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder on the Register of Members of the Company on the Record Date for the AGM.

As of the close of business on the Record Date, 684,499,714 Ordinary Shares were issued and outstanding. One or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at the AGM will constitute a quorum of shareholders.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting in person or by proxy at the AGM).

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (see below) (by returning the proxy card) must be received by us no later than 9:00 a.m., Cayman Islands time, on July 14, 2021 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Intertrust Corporate Services (Cayman) Limited (i.e., you are a registered shareholder), our share transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by us. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Ordinary Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, custodian, depositary, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Voting by Holders of ADSs

Holders of our American Depositary Shares (“ADSs”) (each of which represents 12 Ordinary Shares) may only exercise their voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement governing our ADSs.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands with a copy to our Chief Legal Counsel at Henry.Hess@stealthbt.com, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, custodian, depositary, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 9:00 a.m., Cayman Islands time, on July 14, 2021.

PROPOSAL 1:

REELECTION OF CLASS II DIRECTORS

Our Amended and Restated Memorandum and Articles of Association, referred to as our Articles of Association, provide that the minimum and maximum number of directors to be appointed shall be set by our board of directors. Our Articles of Association also provide that our directors may be removed by the affirmative vote of the holders of a majority of our Ordinary Shares present in person or by proxy and entitled to vote, and that our board of directors has the power to appoint a director, either as a result of a casual vacancy or as an additional director.

In accordance with the terms of our Articles of Association, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. We have set a maximum limit of Directors to be appointed to the Company as seven and currently have seven members of the board of directors. The members of the classes are divided as follows:

•	the Class I directors are Dr. Gerald L. Chan, Edward P. Owens and Dr. Eve Slater, and their term will expire at the annual general meeting of shareholders to be held in 2023;
•	the Class II directors are Dr. Louis Lange and Dr. Francis W. Chen, and their term will expire at the AGM; and
•	the Class III directors are Kevin F. McLaughlin and Reenie McCarthy, and their term will expire at the annual general meeting of shareholders to be held in 2022.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual general meeting of shareholders in the year in which their term expires.

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, of our seven directors, six do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Our board of directors has nominated Dr. Lange and Dr. Chen for re-election as Class II directors at the AGM. Each of the nominees is presently a director, and each has indicated a willingness to continue to serve as director, if elected. If a nominee becomes unable or unwilling to serve, however, the proxies may be voted for substitute nominees selected by our board of directors.

Nominees for Election as Class II Directors

Biographical information, including age, principal occupation and business experience during the last five years, for our nominees for election as Class II directors at our AGM is set forth below.

Francis W. Chen, Ph.D., age 72, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since April 2006. In November 2011, he founded, and currently serves as the chairman of, SinoAmerican Partners Limited, an advisory services firm that specializes in cross-border transactions involving natural resources, transportation-based assets and related financial services. Dr. Chen was also a venture partner at WI Harper Group, an early-stage venture capital firm with investment activities in Silicon Valley and China from June 2009 to December 2012. He previously served on the board of directors of SPI Energy Co., Ltd. from November 2009 to August 2013. Dr. Chen has more than 20 years of prior management experience in the healthcare industry and has served on the board of directors of several private companies. Dr. Chen holds a Ph.D. in immunology from Harvard University and an M.S. and a B.S. in chemistry from Tufts University. We believe Dr. Chen is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life science companies.

Louis Lange, M.D., Ph.D., age 72, was appointed as a Director of Stealth BioTherapeutics Corp in July 2019. Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange served as a member of Audentes Therapeutics, Inc.’s board of directors from August 2015 until January 2020 where he was the Lead Director from 2017 to 2019.  Dr. Lange also served on the board of directors of Maxygen, Inc. from December 2005 to August 2013, CymaBay Therapeutics, Inc. (Nasdaq: CBAY) from November 2003 to October 2015, and Esperion Therapeutics, Inc. (Nasdaq: ESPR) from February 2010 to May 2014. Dr. Lange also served as a member of the Board of Trustees at the University of Rochester from 1998 to 2018, and The Gladstone Foundation from 2010 to 2019. Dr. Lange was a senior advisor to Gilead from April 2009 until November 2019. He was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. Dr. Lange holds a B.A. from the University of Rochester, an M.D. from Harvard Medical School and a Ph.D. from Harvard University. We believe Dr. Lange is qualified to serve on our board of directors because of his experience in serving in leadership positions at and on the board of directors of life sciences companies, as well as his investment expertise.

Directors Continuing in Office

Biographical information, including, age, principal occupation and business experience during the last five years, for our directors continuing in office after the AGM is set forth below.

Gerald L. Chan, Sc.D., age 70, was appointed as a Director of Stealth BioTherapeutics Corp and as Chairman of the Board in June 2018. He has served as a director of Stealth Delaware since October 2007. Dr. Chan co-founded the Morningside group in 1986. He has been a member of the board of directors of Hang Lung Group Limited since 1986. He served on the board of directors of Aduro Biotech Inc. (subsequently, renamed Chinook Therapeutics, Inc.)

from 2014 until 2018, and currently serves as a member and the chairman of the board of Apellis Pharmaceuticals, Inc. (Nasdaq: APLS). Dr. Chan received a B.S. and M.S. in engineering from the University of California, Los Angeles, and a M.S. in medical radiological physics and an Sc.D. in radiation biology from Harvard University. He did his post-doctoral training at the Dana-Farber Cancer Institute as a fellow of the Leukemia Society of America. We believe that Dr. Chan is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life sciences companies.

Irene (Reenie) McCarthy, age 56, has served as Director of Stealth BioTherapeutics Corp since June 2018 and as Chief Executive Officer of Stealth BioTherapeutics Corp since October 2018. She has served as Chief Executive Officer of Stealth Delaware since February 2016, as President and Secretary of Stealth Delaware since August 2015and as a director of Stealth Delaware since July 2009. Prior to Stealth, Ms. McCarthy was a member of the investment team at Morningside Technology Advisory, LLC (and affiliates), a private advisory company, from January 2009 to April 2016, and she remains a director of Morningside Technology Advisory, LLC. She has served as a director for numerous private biotechnology companies developing drugs across a broad spectrum of therapeutic focus areas. She holds a J.D. from the University of Pennsylvania Law School and a B.A. in English and Political Science from Bates College. We believe that Ms. McCarthy is qualified to serve on our board of directors because of her extensive experience investing in life sciences companies, her service on several life science company boards and her decade of service to our company, as an investor, board member and officer.

Kevin F. McLaughlin, age 64, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since March 2017. Mr. McLaughlin is currently Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma, Inc., a biotechnology company, and has been since November 2010. Mr. McLaughlin has also served on the board of directors of Vericel Corporation, a biopharmaceutical company, since January 2015. He previously served as Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company, from 2009 through 2010 and as co-founder, Chief Operating Officer and director of Aptius Education, Inc., a publishing company, from 2007 through 2009. Mr. McLaughlin held several executive positions with PRAECIS Pharmaceuticals, Inc., a biopharmaceutical company, from 1996 through 2007, initially as Chief Financial Officer, before becoming Chief Operating Officer and eventually President and Chief Executive Officer, and he served as a member of the board of directors. Mr. McLaughlin began his career in senior financial roles at Prime Computer and Computervision Corporation. Mr. McLaughlin received a B.S. in business from Northeastern University and an M.B.A. from Babson College. We believe Mr. McLaughlin is qualified to serve on our board of directors because of his extensive experience managing and serving on the boards of directors of life science companies.

Edward P. Owens, age 74, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since May 2017. Mr. Owens has been a Director of Ironwood Pharmaceuticals, Inc. (Nasdaq: IRWD) since March 2013. He is a retired Partner of Wellington Management Company LLP and the founding portfolio manager of Vanguard Health Care Fund, which he managed from 1984 until his retirement at the end of 2012. Mr. Owens holds a B.S. in Physics from the University of Virginia and an M.B.A. from Harvard Business School. We believe Mr. Owens is qualified to serve on our board of directors because of his experience in serving on the board of directors of life sciences companies, as well as his investment expertise.

Eve Slater, M.D., F.A.C.C., age 75, was appointed as a Director of Stealth BioTherapeutics Corp in December 2020. Dr. Slater currently is a Professor of Clinical Medicine at Columbia University Vagelos College of Physicians and Surgeons, where she has taught in various positions since 1983. Dr. Slater is board certified in internal medicine and cardiology and brings considerable experience from the pharmaceutical industry. Dr. Slater has been a member of the board of directors of Idera Therapeutics from June 2010 to June 2016. Dr. Slater was Senior Vice President, Worldwide Policy at Pfizer, Inc. from May 2007 until June 2009. Dr. Slater was the Assistant Secretary for Health, United States Department of Health and Human Services from February 2002 until March 2003 and was the Acting Assistant Secretary for Health from 2001 until her confirmation by the United States Senate in 2002. Dr. Slater held senior management positions at Merck Research Laboratories from 1983 to 2001, including Senior Vice President of External Policy, Vice President of Corporate Public Affairs, Senior Vice President of Clinical and Regulatory Development, Executive Director of Biochemistry and Molecular Biology, and Senior Director of Biochemical Endocrinology. Dr. Slater was trained in Internal Medicine and Cardiology at Massachusetts General Hospital, is board certified in Internal Medicine and Cardiology and is a Fellow of the American College of Cardiology. We believe Dr. Slater is qualified to serve on our board of directors because of her experience in the medical and pharmaceutical industries and her long tenure as an academic in the medical field.

Vote Required

A plurality of the votes cast shall be sufficient to elect a Director.  If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of the nominees.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

INCREASE OF THE AUTHORISED SHARE CAPITAL OF STEALTH

BIOTHERAPEUTICS

We are asking our shareholders to approve the increase to the authorised share capital of the Company from US$360,000 divided into 1,200,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each to US$480,000 divided into 1,600,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each.

The proposed amendment, if approved by our shareholders, would become effective upon the passing of the ordinary resolution.

Why We Are Requesting Shareholder Approval

Over the past several years, we have issued Ordinary Shares to, among other things, engage in financings, compensate employees and for other general corporate purposes. The additional authorized Ordinary Shares permitted by the increase to the authorised share capital of the Company would allow us to continue to issue Ordinary Shares for purposes such as financings, compensation plans, business development activities and other general corporate purposes. The board of directors believes that having a sufficient number of authorized Ordinary Shares allows engagement in strategic activities without using the Company’s cash and provides flexibility to raise cash to carry out our overall strategy. The proposed increase to the authorised share capital of the Company is intended to facilitate future financings, compensation plans, business development activities and other general corporate purposes from time to time as the board of directors may approve. We do not currently have any specific plans, proposals or arrangements, written or oral, to issue any of the proposed additional authorized Ordinary Shares for general corporate or any other purposes. Unless required by applicable law or stock exchange rules, no further vote of the holders of Ordinary Shares will be required in relation to the authorised share capital of the Company.

Vote Required

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting in person or by proxy at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INCREASE OF THE AUTHORISED SHARE CAPITAL OF STEALTH BIOTHERAPEUTICS CORP.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: June 11, 2021